                                           As filed pursuant to Rule 424(b)(3)
                                           under the Securities Act of 1933
                                           Registration No. 333-41510


PROSPECTUS

                               28,088,072 SHARES

                          MAXICARE HEALTH PLANS, INC.

                                  COMMON STOCK

                                $1.00 PER SHARE
                            ------------------------

     This prospectus covers our offer of 28,088,072 shares at $1.00 per share, pursuant to a rights offering to our shareholders. Under this rights offering each shareholder of record as of the close of business on September 14, 2000 will receive a non-transferable basic subscription right to purchase one and one-half shares of our common stock at $1.00 per share for every share of common stock owned by the shareholder on that date. Subject to certain limitations, those shareholders who exercise all of their basic subscription rights shall then be entitled to exercise over-subscription rights to purchase additional shares from those shares not purchased by other shareholders in the rights offering, up to a maximum of 50% of the shares which are available to the over-subscribing shareholder pursuant to their basic subscription rights.

     Shareholders may exercise the subscription rights for a period of 15 days beginning on September 15, 2000 and ending at 5:00 p.m., New York City time, on September 29, 2000, unless such period is extended by us, in our sole discretion, for up to an additional 30 days.

     Unless we meet our minimum subscription requirement by the sale of at least 14,000,000 shares through the exercise of basic subscription rights in the rights offering, we will not sell any shares. Prior to our meeting the minimum subscription requirement, all proceeds received in this rights offering will be deposited in an escrow account with American Stock Transfer & Trust Company as the escrow agent. If we do not meet the minimum subscription requirement by the end of the subscription period, we will return the proceeds we have received to the subscribing shareholders, without interest.

     Our common stock is quoted on the Nasdaq National Market System under the trading symbol MAXI. On September 11, 2000, the closing price of a share of our common stock on Nasdaq was $1.28.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Offering price..............................................    $1.00      $28,088,072
                                                                -----      -----------
Underwriting discounts and commissions......................    $ -0-      $       -0-
                                                                -----      -----------
Proceeds, before subscription fees to soliciting brokers and
  expenses..................................................    $1.00      $28,088,072
                                                                -----      -----------

               The date of this prospectus is September 14, 2000.

                               PROSPECTUS SUMMARY

                                  THE COMPANY

     We are Maxicare Health Plans, Inc., a Delaware corporation, a holding company which owns various operating subsidiaries, primarily in the field of managed health care. We own and operate two health maintenance organizations, or HMOs, in California and Indiana which have a combined enrollment of approximately 430,000 as of September 1, 2000. We also operate Maxicare Life and Health Insurance Company and HealthAmerica Corporation. Through these subsidiaries, we offer an array of employee benefit packages, including group HMO, Medicaid and Medicare HMO, preferred provider organization, point of service, group life and accidental death and dismemberment insurance, administrative services only programs, wellness programs and other services and products.

     Through our HMO operations we arrange for the delivery of comprehensive health care services to our members for a predetermined, prepaid fee. We generally provide these services by contracting on a prospective basis with physician groups for a fixed fee per member per month regardless of the extent and nature of services provided to members, and with hospitals and other providers under a variety of fee arrangements.

     We believe that an HMO offers certain advantages over traditional indemnity health insurance. To the member, an HMO offers comprehensive and coordinated health care programs, including preventive services, with predictable out-of-pocket expense and generally without requiring claims forms. To the employer, an HMO offers an opportunity to improve the breadth and quality of health benefit programs available to employees and their families without a significant increase in cost or administrative burdens. To health care providers, such as physician groups and hospitals, an HMO provides a more predictable revenue source.

     Our executive offices are located at 1149 South Broadway Street, Los Angeles, California 90015, and our telephone number is (213) 765-2000. Our Web site address is www.maxicare.com. The information contained on our Web site is not part of this prospectus.

                              THE RIGHTS OFFERING

SECURITIES OFFERED.........  28,088,072 shares of common stock, par value $.01 per share, at a subscription price of $1.00 per share, which are being offered to our shareholders in connection with the rights offering.

SHARES OUTSTANDING/
  AUTHORIZED...............  As of the record date of September 14, 2000, we had
                             18,725,381 shares of common stock issued and outstanding. After the rights offering, we will have a minimum of 32,725,381, and a maximum of 46,813,453 shares issued and outstanding. We have 80,000,000 shares of common stock authorized for issuance.

GRANT OF BASIC SUBSCRIPTION
  RIGHTS...................  All shareholders of record as of September 14, 2000 will be granted a non-transferable right to purchase one and one-half shares of our common stock at $1.00 per share for every share of common stock held by them as of this date. We will not issue fractional shares. We will round the rights upward to the nearest whole share. The rights are non-transferable.

GRANT OF OVER-SUBSCRIPTION
  RIGHTS...................  Shareholders who fully exercise their basic subscription rights will be offered
                             over-subscription rights to purchase any shares remaining available for purchase after the exercise by other shareholders of their basic subscription rights. The number of shares that a single shareholder may acquire pursuant to the exercise of over-subscription rights will be limited to 50% of the number of shares available to the shareholder pursuant to basic subscription rights. In the event the number of unsubscribed shares are insufficient to meet the exercise of all of the over-subscription rights, over-subscription shares will be allocated pro-rata, based on the ratio that the number of shares subscribed to by each over-subscribing shareholder bears to the total number of shares which all over-subscribing shareholders seek to purchase. Shareholders must elect to exercise their over-subscription rights during the subscription period, in the manner set forth in the subscription documents provided to them. However, shareholders choosing to exercise their over-subscription rights need not remit payment immediately upon such exercise. While such exercise may not be revoked by the over-subscribing shareholder, payment for the exercised over-subscription rights may be remitted either concurrently with the exercise of the over-subscription rights or within 10 days after our transmittal of a letter of instructions to over-subscribing shareholders subsequent to the expiration of the subscription period, setting forth the necessary pro-ration, if any, to the number of over-subscription shares each over-subscribing shareholder requested.

SUBSCRIPTION PERIOD........  The rights offering will remain open for a 15 day period from September 15, 2000 to September 29, 2000, unless such period is extended by us, in our sole discretion, for up to an additional 30 days. Shareholders who wish to exercise their subscription rights must return the completed subscription documents along with their payment, as instructed in the subscription documents, to the subscription agent, American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc., no later than 5:00 p.m., New York City time, on September 29, 2000, unless the subscription period is extended by us as described above.

MINIMUM SUBSCRIPTION
  REQUIREMENT..............  Unless we sell at least 14,000,000 shares in this rights offering through subscriptions for the basic subscription rights, we will not sell any shares. Prior to our meeting the minimum subscription requirement, all proceeds received in this rights offering will be deposited in an escrow account with American Stock Transfer & Trust Company as escrow agent. In order to preserve our outstanding net operating loss carryforwards, no shareholder who owns 5% or more of our outstanding shares of common stock or who may acquire 5% or more of our outstanding shares of common stock through their exercise of basic or over-subscription rights may do so without the prior approval of our board of directors. If we do not meet the minimum subscription requirement by the end of the subscription period, we will return the proceeds we receive to the subscribing shareholders, without interest.

USE OF PROCEEDS............  We intend to use substantially all the proceeds of this rights offering as follows: the first $11 to $15 million to increase the capitalization in our operating subsidiaries, the next $1 to $6 million to fund infrastructure enhancements, and the remainder for working capital and general corporate purposes (which may include additional investments in our subsidiaries and infrastructure enhancements).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2000. The summary consolidated financial data for each of the years ended December 31, 1999, 1998 and 1997 are derived from our audited Consolidated Financial Statements. The summary consolidated financial data as of June 30, 2000 and 1999 and for the six months ended June 30, 2000 and June 30, 1999 are unaudited, but, in the opinion of management, included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for those periods. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

                                           SIX MONTHS ENDED          FOR THE YEARS ENDED
                                               JUNE 30,                  DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                              (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues
  Premiums..............................  $369,220   $348,743   $704,996   $727,220   $658,080
  Investment income.....................     2,532      1,801      3,777      5,403      7,481
  Other income..........................       354      4,327      4,865      2,530      5,743
                                          --------   --------   --------   --------   --------
       Total Revenues...................   372,106    354,871    713,638    735,153    671,304
                                          --------   --------   --------   --------   --------
Expenses
  Health care expenses..................   339,429    320,870    652,274    684,362    630,869
  Marketing, general and administrative
     expenses...........................    34,658     31,673     63,955     61,068     55,765
  Depreciation and amortization.........       649        447      1,173        756        751
  Loss contracts, divestiture costs,
     litigation, management settlement
     and other charges(1)...............     2,000      8,500      8,500     16,500      9,000
                                          --------   --------   --------   --------   --------
       Total Expenses...................   376,736    361,490    725,902    762,686    696,385
                                          --------   --------   --------   --------   --------
Loss From Operations....................    (4,630)    (6,619)   (12,264)   (27,533)   (25,081)
Income Tax Benefit......................
                                          --------   --------   --------   --------   --------
Net Loss................................  $ (4,630)  $ (6,619)  $(12,264)  $(27,533)  $(25,081)
                                          ========   ========   ========   ========   ========
Net Loss Per Common Share:
Basic:
  Basic loss per common share...........  $   (.26)  $   (.37)  $   (.68)  $  (1.54)  $  (1.40)
                                          ========   ========   ========   ========   ========
  Weighted average number of common
     shares outstanding.................    17,939     17,925     17,925     17,928     17,897
Diluted:
  Diluted loss per common share.........  $   (.26)  $   (.37)  $   (.68)  $  (1.54)  $  (1.40)
                                          ========   ========   ========   ========   ========
  Weighted average number of common and
     common dilutive potential shares
     outstanding........................    17,939     17,925     17,925     17,928     17,897

                                              AT JUNE 30,              AT DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                           (AMOUNTS IN THOUSANDS EXCEPT FOR MEMBERSHIP DATA)
BALANCE SHEET DATA:
  Total assets..........................  $151,881   $121,752   $133,215   $136,254   $167,422
  Total indebtedness(2).................  $112,449   $ 72,869   $ 90,059   $ 83,298   $ 86,386
  Shareholders' equity..................  $ 39,432   $ 48,883   $ 43,156   $ 52,956   $ 81,036

MEMBERSHIP DATA:
  Number of members.....................   446,000    482,000    466,600    512,000    514,000

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data should be read in conjunction with our Quarterly Report on Form 10-Q for the six months ended June 30, 2000 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K for the year ended December 31, 1999.

(1) A $2.0 million charge for losses associated with certain of the Company's capitated provider arrangements was recorded in the second quarter of 2000. A $3.0 million charge for loss contracts related to our Carolinas commercial line of business and a $5.5 million charge for management settlement costs were recorded in the first quarter of 1999. A $10 million charge for loss contracts and divestiture costs and a $6.5 million charge for litigation, provider insolvency/impairment, and an increase to the loss contracts and divestiture costs reserve were recorded in the second and fourth quarters of 1998, respectively. A $6 million litigation charge was recorded in the first quarter of 1997 as a result of a ruling by the Commonwealth of Pennsylvania Board of Claims denying us recovery on our receivable of $5 million due us from the Pennsylvania Department of Public Welfare in connection with the operation of a Medicaid managed care program from 1986 through 1989 by one of our subsidiaries, and related litigation costs. A $3 million management restructuring charge was recorded in the fourth quarter of 1997 for termination expenses primarily related to the settlement of certain obligations pursuant to the former chief financial officer's employment agreement.

(2) Includes long-term liabilities of $2.5 million and $2.4 million at June 30, 2000 and 1999, respectively. Includes long-term liabilities of $3.0 million, $.6 million and $.2 million, at December 31, 1999, 1998 and 1997, respectively.

                                  RISK FACTORS

     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. We believe that the risks and uncertainties described below are the most significant factors that make an investment in our common stock speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. Any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.

FUTURE COSTS OF HEALTH CARE SERVICES THAT WE PROVIDE TO OUR MEMBERS MAY RISE FASTER THAN THE RELATED PREMIUMS WE RECEIVE.

     Commercial premium rates for managed care plans have generally increased over the past year and recent months; however, if costs of health care services rise and we are unable to adequately increase commercial premium rates, our margins will shrink and have a corresponding adverse impact on operating results. For the six months ended June 30, 2000, approximately 41% of our premium revenues were derived from governmental programs, including Medicare and Medicaid. The government generally fixes these premium rates and we are unable or limited in our ability to adjust these rates based on anticipated costs. Recent legislation regarding Medicare reimbursement has substantially limited premium rate increases as compared to increases granted in prior years. As a result, the costs of our governmental programs could exceed the related premiums we receive from these programs. In addition, although we recently announced our withdrawal, effective as of January 1, 2001, from certain Medicare markets which we do not consider profitable, this withdrawal will not affect the losses which we may have on this business during this current year.

HIGHER THAN ESTIMATED HEALTH CARE COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We generally set our rates annually and in advance based on estimates of future health care costs over the related premium period. However, many factors may adversely impact our ability to estimate and manage future health care costs including increased utilization, high dollar claims, inflation, catastrophic events, epidemics, new mandated benefits, new technologies and health care practices, inability to secure cost effective provider compensation arrangements, and the inherent variability of estimated claims reserves. Because our rates are set in advance, we generally cannot adjust if health care costs turn out higher than our estimates. Consequently, our results of operations may be adversely affected. In addition, we are impacted more than certain of our competitors because our relatively small size exacerbates the effect of greater than anticipated high dollar claims.

PHARMACEUTICAL COSTS CONTINUE TO RISE AT A RATE IN EXCESS OF OUR ABILITY TO BE REIMBURSED.

     Prescription drug costs continue to rise at a rate in excess of most other health care services and at a rate in excess of our ability to be reimbursed through increased rates. Although we have implemented strategies to seek to mitigate this cost trend there can be no assurance that we will be able to effectively manage this problem or successfully recoup the cost increases.

THE RISK OF ADVERSE VARIATIONS IN OUR CLAIMS RESERVES HAS INCREASED.

     Our claims reserves are estimates of incurred health care costs based upon various assumptions and environmental factors. The accuracy of these estimates may be affected by variables such as changes in the rate of inflation/medical costs, the processing of claims, provider contract arrangements, the regulatory environment and other factors. Given the inherent variability of our estimates, the actual development of our reserves could be materially different from amounts provided. During the past year we have assumed the risk for a much larger percentage of our members as a result of a trend away from capitated arrangements with our medical providers. Accordingly, the risks we face with respect to material variations in our claims reserves have increased.

OUR INABILITY TO OBTAIN COST EFFECTIVE CONTRACTS WITH PROVIDERS MAY RESULT IN HIGHER HEALTH CARE COSTS AND LOSS OF MEMBERSHIP.

     Our marketability and profitability depends, in large part, on our ability to attract and contract on a cost effective basis with hospitals, medical groups, physicians and other provider contracting entities. In selected markets, certain providers, particularly hospitals, physicians/hospital organizations or multi-specialty physician groups may have significant market positions and/or compete directly with us. In the past certain providers have refused to contract with us or utilized their market position to place us at a competitive disadvantage. To the extent this continues to occur, our ability to market our managed care products and control our costs could be adversely affected resulting in higher health care costs and loss of membership.

THE FINANCIAL INSTABILITY OF OUR PROVIDERS MAY EXPOSE US TO LIABILITY FOR UNPAID CLAIMS, LOSS OF MEMBERSHIP AND INCREASED HEALTH CARE COSTS.

     We contract with providers and other provider contracting entities primarily through capitation arrangements. We pay the provider a fixed dollar amount per member per month and the provider accepts the financial risk of the frequency and cost of member utilization of services. The inability of contracted provider entities to properly manage costs under capitation arrangements can result in financial instability and insolvency of those providers resulting in the termination of their relationship with us, and subjecting us to possible liability for unpaid claims and loss of membership. During the past few years several of our significant providers in California and Indiana either became insolvent or declared bankruptcy. The termination of a capitated provider arrangement may also result in members selecting other providers with whom we may not have as favorable contractual arrangements resulting in increased health care costs.

IT IS DIFFICULT FOR US TO COMPETE IN THE HMO BUSINESS BECAUSE OUR MARKET SHARE IS RELATIVELY LOW.

     We operate in an environment, especially in California, where many of our principal competitors enjoy significantly greater market share and greater capital resources. As a result of competitive pressures, we have been and may continue to be adversely affected in our ability to retain our customer base, limited in our premium pricing flexibility and adversely affected in our ability to maintain or improve operating margins.

OUR GEOGRAPHIC AND LINES OF BUSINESS CONCENTRATIONS SUBJECT US TO INCREASED BUSINESS RISK.

     Our commercial and governmental business is concentrated in California and Indiana which accounted for approximately 96% of our premium revenues for the six months ended June 30, 2000. Changes in regulatory, market or health care provider conditions in either of these states could have a material adverse effect on our business, financial condition and operating results.

     Our Medicaid and Medicare lines of business are subject to our ongoing ability to secure contracts with the appropriate governmental entities. Governmental programs are also subject to extensive federal and state regulation. Our Medicaid and Medicare premium revenues represented approximately 25% and 16%, respectively, of our total premium revenues for the six months ended June 30, 2000. Our failure to retain one or more of our governmental contracts could have a material adverse effect on our business and operations.

     Our 10 largest commercial employer groups accounted for approximately 34% of our commercial membership as of June 30, 2000. Our largest commercial employer group, the state of Indiana, accounted for approximately 10% of our commercial membership and approximately 23% of the Indiana HMO's commercial membership as of June 30, 2000. The loss of one or more of our largest commercial employer groups could have a material adverse effect on our business and operations.

WE MAY BE ADVERSELY AFFECTED BY COMPLICATIONS IN THE ENHANCEMENT OF OUR MANAGEMENT INFORMATION SYSTEMS.

     Our business operations are significantly dependent on the functionality and effectiveness of our management information systems. In addition, our current management information systems are based on a highly capitated business model which we are in the process of shifting towards a shared risk model. We are presently assessing installation of significant system enhancements and/or conversions including internet-based systems. Any significant service disruptions resulting from the implementation of these initiatives and/or conversions could have a material adverse impact on our business processes, customer and provider relationships, results of operations and financial condition. Further, any complications in adjusting our management information systems to deal with our increasingly non-capitated business model may place additional burdens on us.

WE ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE LAWS AND REGULATION AND PENDING LEGISLATION.

     The health care industry is subject to extensive laws and regulations, including, but not limited to, requirements related to licensing, policy benefits design, member disclosure and enrollment, cash reserves, net worth and restrictions on dividending. In addition, we are subject to various reviews and audits regarding compliance with applicable laws and regulations. These laws and regulations are subject to frequent changes and future changes related to pending legislation or regulation could force us to change the way we do business resulting in a material adverse impact on our operations. Since approximately 41% of our premium revenues for the six months ended June 30, 2000 were derived from governmental contracts, we are especially vulnerable to changes in laws or regulations concerning these programs.

IN THE FUTURE, THE STATES IN WHICH WE DO BUSINESS MAY ADOPT MORE STRINGENT MINIMUM CAPITALIZATION REQUIREMENTS.

     The managed care industry is subject to various state regulations including financial requirements related to minimum net worth or capitalization requirements. The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization limits for health care coverage provided by HMOs and other risk bearing entities. To date, neither California nor Indiana has adopted these standards for HMOs. If these standards are adopted (or similar standards requiring increased capitalization), we may not be able to meet these capitalization limits without securing additional capital resources.

COSTS ASSOCIATED WITH LITIGATION AND OTHER ACTIONS MAY RESULT IN LOSSES.

     We are subject to a variety of legal actions related to our business including claims for failure to pay for, provide or arrange for health care, provider disputes, breach of contract and other actions the ultimate outcome of which is not yet certain. Adverse results in one or more of these proceedings may result in liabilities that could have a material adverse effect on our operations, financial condition and future prospects.

     The HMO industry has been subject to a number of separate class action lawsuits against certain select national HMOs which may cause or force changes in business practices of the HMO industry, which could adversely affect the way we do business.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND OUR RETURN TO PROFITABILITY DEPENDS ON THE SUCCESSFUL IMPLEMENTATION OF OPERATING INITIATIVES AND OTHER FACTORS.

     We incurred losses during our fiscal years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 of $25.1 million, $27.5 million, $12.3 million and $4.6 million, respectively, and anticipate incurring additional losses this fiscal year. We are undertaking a variety of operating initiatives designed to improve our market position, strengthen our medical management, enhance our administration and control over claims processing and payment, and improve other critical business processes. We have recently added senior management talent to our organization to direct these operating initiatives and have added staff resources to complement these initiatives. We are also pursuing the implementation of significant information systems enhancements and/or conversions including internet-based systems. There is no guarantee, however, that we will be able to successfully implement these initiatives or if implemented they will result in our return to profitability.

OUR RIGHTS OFFERING OF UP TO 28,088,072 SHARES OF COMMON STOCK MAY JEOPARDIZE OUR UTILIZATION OF SIGNIFICANT TAX BENEFITS.

     As of December 31, 1999, we had approximately $407.5 million of federal net operating tax losses that we can use to offset future federal taxable income and which expire in the years 2003 through 2019. However, our issuance of common stock in this rights offering may prevent us from fully utilizing these benefits because it increases the likelihood of a statutory "ownership change" as defined by the Internal Revenue Code of 1986, as amended. If an ownership change occurs, the tax code limits the amount of tax benefits that we can use in a year to an amount based on the fair market value of our stock multiplied by a long-term tax exempt rate. This amount is significantly less than $407.5 million. This limitation may cause some of our tax benefits to expire unutilized. Therefore, if we were successful in generating future taxable income, we may have to pay more income taxes or pay these taxes sooner than if our tax benefits were not limited.

     Although the terms of the rights offering seek to prohibit sales to shareholders holding 5% or more of our common stock or which would enable any shareholder to acquire 5% or more of our common stock without our board's approval, there can be no assurances that these restrictions will be effective. In light of the potential for these adverse tax consequences our board recommended, and our shareholders approved at our 2000 annual meeting of shareholders, an amendment to our charter that restricts transfers of our capital stock that could trigger the limitations of the tax code. This amendment will take effect prior to the effectiveness of the rights offering.

OUR INABILITY TO SUCCESSFULLY COMPLETE THIS RIGHTS OFFERING AND RAISE THE EXPECTED PROCEEDS WOULD POTENTIALLY LEAVE US WITHOUT ADEQUATE WORKING CAPITAL WHICH COULD MATERIALLY IMPAIR OUR BUSINESS AND OPERATIONS.

     We are a holding company and currently own two health maintenance organizations, or HMOs, licensed in California and Indiana, and Maxicare Life and Health Insurance Company. Our HMOs and Maxicare Life are subject to state regulations which require compliance with certain statutory deposit, dividend distribution and net worth requirements. To the extent the operating HMOs and Maxicare Life must comply with these regulations, they may not have the financial flexibility to transfer funds to us at the parent company level. As a result of operating losses and regulatory requirements and restrictions, the amount of our cash generally available to fund our working capital and operational requirements, including cash we hold and cash held by our operating subsidiaries available for transfer to us, has diminished from $46.6 million as of December 31, 1996, to $1.7 million as of June 30, 2000. This lack of available cash at the parent company level has created increased liquidity problems and operational and capital adequacy problems which we hope to alleviate through this rights offering. Our inability to complete this rights offering and raise the expected proceeds would potentially leave us without adequate working capital which could materially impair our business and operations.

                                USE OF PROCEEDS

     The net proceeds that we expect to receive from this rights offering are estimated to be a minimum of $13.1 million and up to a maximum of $27.2 million after deducting estimated offering expenses.

     The principal purpose of this rights offering is to alleviate our potentially serious liquidity and capital adequacy problems, in particular at the parent company level. We intend to use the net proceeds from this rights offering as follows: first, to immediately increase and strengthen the capitalization of the California HMO and Indiana HMO subsidiaries and Maxicare Life and Health Insurance Company, next, to fund infrastructure enhancements over the next two years in support of our operating initiatives, which include expenditures for information system enhancements and/or conversions, marketing and advertising campaigns, and increased staffing resources, and finally, the remaining proceeds will be allocated for general corporate and working capital purposes which may include additional investments in our operating subsidiaries and infrastructure enhancements.

     The table below reflects the use of net proceeds in the event we receive the minimum of $13.1 million and the maximum of $27.2 million:

                                                                MINIMUM       MAXIMUM
                                                              -----------   -----------
Capital infusion to operating subsidiaries..................  $11,000,000   $15,000,000
Infrastructure expenditures.................................    1,000,000     6,000,000
General corporate and working capital.......................    1,100,000     6,200,000
                                                              -----------   -----------
                                                              $13,100,000   $27,200,000
                                                              ===========   ===========

                        DETERMINATION OF OFFERING PRICE

     Our board decided to set a $1.00 per share subscription price after considering several factors, including the potential increase in the number of outstanding shares in the event the rights offering is fully subscribed of approximately 150%. Our shares are traded on the Nasdaq National Market. In determining the per share subscription price, we took into account the recent trading prices of our shares. We also considered the potential that existing shareholders may wish to purchase additional shares of common stock from us and the multiples of book value at which shares of similarly situated companies are trading. The $1.00 per share subscription price should not be considered an indication of our actual value or of the value of our common stock. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

                              PLAN OF DISTRIBUTION

GENERAL

     We are offering 28,088,072 shares of our common stock to our shareholders of record as of September 14, 2000 at $1.00 per share in this rights offering. We have not engaged an underwriter in connection with this rights offering. We intend to distribute on September 15, 2000 the rights subscription certificate, related subscription documents and copies of this prospectus to our shareholders on the record date, September 14, 2000, promptly following the satisfaction of the conditions to the effectiveness of the rights offering: shareholder approval of an amendment to our certificate of incorporation to increase the number of our authorized shares of common stock to 80,000,000 and the effectiveness of the registration statement of which this prospectus forms a part. If the rights offering is fully subscribed, we expect to raise proceeds of approximately $28.1 million, before costs of the rights offering.

     Our employees, officers and directors may solicit responses from shareholders receiving rights to purchase, but these persons will not receive any commissions or compensation for their services other than their normal employment or director compensation.

     MacKenzie Partners, Inc. will also solicit responses from shareholders eligible to purchase shares in the rights offering. For these efforts and for acting as information agent with respect to the rights offering, MacKenzie Partners, Inc. will receive a fee of $50,000.

PURPOSE OF THE RIGHTS OFFERING

     Completion of this rights offering will enable us to raise up to approximately $28.1 million, before the costs of the rights offering. The primary purpose of this rights offering is to alleviate potentially serious liquidity and capital adequacy concerns. We are a holding company and currently own two health maintenance organizations, or HMOs, licensed in California and Indiana, and Maxicare Life and Health Insurance Company. Our HMOs and Maxicare Life are subject to state regulations which require compliance with certain statutory deposit, dividend distribution and net worth requirements. To the extent the operating HMOs and Maxicare Life must comply with these regulations, they may not have the financial flexibility to transfer funds to us at the parent company level. As a result of operating losses and regulatory requirements and restrictions, the amount of our cash generally available to fund our working capital and operational requirements, including cash we hold and cash held by our operating subsidiaries available for transfer to us, has diminished from $46.6 million as of December 31, 1996, to $1.7 million as of June 30, 2000. This lack of available cash at the parent company level has created increased liquidity problems and operational and capital adequacy concerns which we hope to alleviate through this rights offering. Our inability to complete this rights offering and raise the expected proceeds would potentially leave us without adequate working capital which could materially impair our business and operations.

     In order to further address our need for additional working capital, prior to or after the completion of this rights offering, we may seek to raise up to $10,000,000 through the sale of equity securities in one or more private placement(s) to one or more highly accredited or institutional investors. We may engage a placement agent to assist us in these sales. We do not anticipate that the aggregate cash raised through the sale of our equity securities in such private placement(s), when added to the gross proceeds from the sale of shares in this rights offering, would exceed $33.1 million, before the costs of such offerings.

     In June, 2000 we sold 800,000 shares of common stock, at $1.25 per share, in a private placement to Meespierson Cayman Limited, as trustee of Sofaer Funds/SCI Global Hedge Fund. Although this financing gave us some additional liquidity, the proceeds are insufficient to enable us to retain a sufficient amount of cash and capital resources at the parent company level for working capital requirements, funding our infrastructure and capital improvement requirements, in particular the funding of improvements to our information technology capabilities, and funding of regulatory capital requirements of the HMOs and Maxicare Life to support ongoing business growth.

DESCRIPTION OF THE RIGHTS OFFERING

  Basic Subscription Rights

     We are granting to our shareholders as of the close of business on September 14, 2000, non-transferable basic subscription rights to purchase one and one-half shares of our newly issued common stock, at a price of $1.00 per share, for each share held on September 14, 2000. At a meeting held on July 10, 2000, our board unanimously agreed to amend the rights offering to change the record date from August 1, 2000 to September 14, 2000. Our board took this action so that shareholders eligible to participate in the rights offering would be those shareholders who are of record closer to the anticipated effective date of the rights offering. We further amended the rights offering at a board meeting held on August 3, 2000, to shorten the exercise period from 30 days to 15 days. Our board took this action so that the proceeds of the rights offering could be reflected in our third quarter financial statements. The rights offering was also amended by our board on August 29, 2000 to provide for over-subscription rights and to delete as a condition of effectiveness the effectiveness of a standby underwriting commitment. These actions were taken as a result of our decision not to proceed with a standby underwriter. On September 5, 2000, the rights offering was further amended to provide a minimum requirement of 14,000,000 shares being sold upon the exercise of the basic subscription rights in this rights offering. This action was taken to insure that this offering raises sufficient capital to address our most pressing liquidity and working capital issues prior to the consummation of any sales of our stock pursuant thereto.

     If all shareholders fully exercise their subscription rights, including applicable over-subscription rights, we will issue an aggregate of approximately 28,088,072 shares. We will not issue fractional shares. We will round basic subscription and over-subscription rights up to the next whole share. The basic subscription and over-subscription rights are not transferable. A shareholder who does not participate in the rights offering will experience ownership dilution. A shareholder may purchase all or part of the shares to which the shareholder is entitled. Our officers and directors, in their capacity as shareholders, will have the same rights to purchase shares in the rights offering as other shareholders.

     All of our continuing directors and certain of our executive officers, including our chief executive officer, Paul R. Dupee, Jr., who collectively own 827,956 shares, or approximately 4.4% of our outstanding common stock, currently intend to exercise at least their basic subscription rights. To the extent that the voting power of our directors and executive officers increases as a result of the rights offering, it will be more difficult for the remaining shareholders to replace or remove the directors and executive officers.

     Shareholders cannot revoke their rights subscription certificates once submitted. Our board reserves the right to modify, postpone or to cancel the rights offering at any time prior to its consummation if it determines that such modification, postponement or cancellation is in our best interests.

  Over-subscription Rights

     Shareholders who fully exercise their basic subscription rights will be offered over-subscription rights, subject to availability of shares following exercise of the basic subscription rights. Pursuant to the grant of over-subscription rights, shareholders who fully exercise their basic subscription rights will additionally be entitled to purchase, also at $1.00 per share, shares remaining available, if any, after exercise of the basic subscription rights by the other shareholders. The number of shares that a single shareholder may acquire pursuant to the exercise of the over-subscription rights will be limited to 50% of the shares available to the shareholder pursuant to basic subscription rights. In the event that more than the available number of shares are subscribed to in connection with the exercise of over-subscription rights, shares will be allocated pro-rata, based on the ratio that the number of shares subscribed to by each over-subscribing shareholder bears to the total number of shares which all over-subscribing shareholders seek to purchase. Shareholders must elect to exercise their over-subscription rights during the subscription period, in the manner set forth in the subscription documents provided to them. However, shareholders choosing to exercise their over-subscription rights need not remit payment immediately upon such exercise. While such exercise may not be revoked by the over-subscribing shareholder, payment for the exercised over-subscription rights may be remitted either concurrently with the exercise of the over-subscription rights or within 10 days after our transmittal of a letter of instructions that will be mailed to over-subscribing shareholders subsequent to the expiration of the subscription period, setting forth the necessary pro-ration, if any, to the number of over-subscription shares each over-subscribing shareholder requested.

MINIMUM SUBSCRIPTION REQUIREMENT

     The consummation of this rights offering is subject to and conditioned upon our sale of no less than 14,000,000 shares prior to the expiration of the subscription period, solely through the exercise of basic subscription rights. Prior to our meeting the minimum subscription requirement, all proceeds received in this rights offering will be deposited in an escrow account with American Stock Transfer & Trust Company, as escrow agent. In order to preserve our outstanding net operating loss carryforwards, no shareholder who owns 5% or more of our outstanding shares of common stock or who may acquire 5% or more of our outstanding shares of common stock through their exercise of basic or over-subscription rights may do so without the prior approval of our board. If we do not meet the minimum subscription requirement by the end of the subscription period, we will return the proceeds we receive to the subscribing shareholders, without interest. Based upon preliminary indications which we have received from certain of our larger shareholders, we believe that the minimum subscription requirement will be achieved.

DELIVERY OF SHARE CERTIFICATES

     As soon as practicable following the satisfaction of the minimum subscription requirement, and thereafter as soon as practicable after receipt of funds by the escrow agent from the exercise of the basic subscription rights, the subscription agent will mail certificates for shares to shareholders whose rights subscription certificates have been accepted. Certificates representing over-subscription shares shall be delivered as soon as practicable after the expiration of the subscription period, so that we may make such pro-rations as may be necessary in the event the over-subscription requests exceed the number of remaining available shares in the rights offering, and upon receipt of funds from shareholders electing to exercise over-subscription rights.

ESCROW OF FUNDS

     The subscription agent will deposit all subscription funds received in an interest-bearing escrow account at the Chase Manhattan Bank entitled "American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc." No proceeds will be disbursed from the escrow account until such time as the minimum subscription requirement is reached. In the event the minimum subscription requirement is not obtained by the end of the subscription period, the full amount of the proceeds, without interest, will be returned to the subscribing shareholders. Interest earned on the proceeds in the escrow account will be credited first towards the costs and expenses of the escrow agent with the balance remaining thereafter, if any, paid to us. If during the subscription period the minimum subscription requirement is reached, we may in our sole discretion elect from time to time thereafter to instruct the escrow agent to deliver funds to us out of the escrow account and issue share certificates to those shareholders who have submitted their completed subscription certificates and tendered full payment for the basic subscription rights.

  How to Subscribe For Rights

     You may subscribe to purchase shares by completing and signing the rights subscription certificate which accompanies this prospectus and mailing or delivering it to American Stock Transfer & Trust Company, the subscription agent, together with the required payment set forth pursuant to the instructions regarding use of the subscription certificate. You should carefully read and follow such instructions. To be accepted, we must receive your rights subscription certificate before the expiration of the subscription period. Shareholders cannot revoke their rights subscription certificates once submitted to the subscription agent.

     You must pay the full basic subscription price when you return the rights subscription certificate. In order to exercise your over-subscription rights you must exercise in full your basic rights and indicate on the subscription certificate (or a retained photocopy thereof if you choose to defer your over-subscription election) the amount of the over-subscription rights you wish to exercise either with the submission of your basic subscription rights or thereafter at any time prior to the expiration of the subscription period. Your commitment to subscribe for over-subscription rights is irrevocable. You may elect to tender the full amount of your over-subscription payment prior to the expiration of the subscription period with the delivery of your over-subscription request on the subscription certificate, or the retained photocopy thereof. After the expiration of the subscription period, we will do such pro-rations as may be necessary to the over-subscription requests and return to over-subscribing shareholders who paid their over-subscription payment prior to the expiration of the subscription period any funds due them as a result of such pro-ration, without interest.

     As soon as practicable after the expiration of the subscription period we will calculate any pro-rations of the over-subscription rights required and distribute to all shareholders eligible for over-subscription rights who elected to exercise such rights but did not transmit their over-subscription payment an over-subscription proceeds transmittal letter which will set forth the amount of over-subscription rights available to them and the procedure for remitting funds. Over-subscription funds will be remitted directly to American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc., and will be immediately available to us upon their receipt thereof. You should make checks payable to: American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc. You should mail or deliver checks and completed rights subscription certificates to the subscription agent at: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007.

     Any shareholder who has not submitted a properly completed subscription certificate along with payment for at least the basic subscription price to the subscription agent by 5:00 p.m., New York City time, on September 29, 2000, unless such subscription period is extended by us, in our sole discretion, for up to an additional 30 days, shall forfeit its rights to subscribe in the rights offering.

     If you wish to exercise your subscription rights, but you or your broker do not have sufficient time to deliver the subscription certificate before the time your rights expire, you may exercise your rights by delivering your payment in full along with the notice of guaranteed delivery form included as part of your subscription documents.

  Payment to Soliciting Brokers

     We have agreed to pay soliciting brokers a fee of $.10 for each share subscribed to in the rights offering up to a maximum of $250 per account.

  Acceptance of Subscriptions

     In addition to any rights subscriptions we do not accept because they are incomplete or otherwise not properly submitted, we may in our sole discretion elect to accept or reject all of the subscriptions in this rights offering before its expiration. We also reserve the right to amend the terms of, postpone or cancel the rights offering at any time prior to the expiration of the subscription period.

     We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of basic or over-subscription rights. Our determination of these questions will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

     Subscription certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor American Stock Transfer & Trust Company, the subscription agent, has any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or any other required document. Neither we nor American Stock Transfer & Trust Company will incur any liability for failure to give such notification.

     We reserve the right to reject any exercise of basic or over-subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

  Information Agent

     We have designated MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, telephone number 800-322-2885 (toll-free) or (212) 929-5500
(call collect), as the information agent for the rights offering to assist us in responding to any inquiries of shareholders.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     We have summarized below material United States income tax consequences of the rights offering to the holders of our common stock upon the distribution of the subscription rights (which for the purposes of this tax discussion includes over-subscription rights) and to the holders of the subscription rights upon their exercise.

     This summary is based on provisions of the tax code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of the prospectus and all of which are subject to change, possibly on a retroactive basis.

     This summary is limited to those who have held the common stock, and will hold the subscription rights and any shares acquired upon the exercise of subscription rights as "capital assets" within the meaning of section 1221 of the tax code. This summary does not address all of the tax consequences that may be relevant to holders in light of their personal circumstances, or to holders who are subject to special rules; such as banks and other financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations and foreign taxpayers. This summary does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a shareholder.

     WE URGE SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF THIS RIGHTS OFFERING, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

     Distribution of Subscription Rights. Shareholders will not recognize taxable income for federal income tax purposes upon distribution of the subscription rights.

     Shareholder Basis and Holding Period of the Subscription Rights. Except as provided in the following sentence, the basis of the subscription rights received by a shareholder as a distribution with respect to such shareholder's common stock will be zero. If, however, either the fair market value of the subscription rights on their date of issuance is 15% or more of the fair market value on the date of issuance of the common stock with respect to which they are received or the shareholder properly elects, in his or her federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the basis of this common stock to the subscription rights, then upon exercise of the subscription rights, the shareholder's basis in this common stock will be allocated between the common stock and the subscription rights in proportion to the fair market values of each on the date of issuance.

     The holding period of a shareholder with respect to the subscription rights received as a distribution on the shareholder's common stock will include the shareholder's holding period for the common stock with respect to which the subscription rights were distributed.

     Lapse of the Subscription Rights. Shareholders who allow the subscription rights received by them in this offering to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, they own.

     Exercise of the Subscription Rights; Basis and Holding Period of the Common Stock. Shareholders will not recognize any gain or loss upon the exercise of subscription rights. The basis of the shares acquired through exercise of the subscription rights will be equal to the sum of the subscription price and the shareholder's basis in the subscription rights, if any. The holding period for the shares acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

     Sale of Shares. The sale of shares will result in the recognition of gain or loss to the shareholder in an amount equal to the difference between the amount realized and the shareholder's basis in the shares. Gain or loss upon the sale of the shares will be long-term capital gain or loss if the holding period for the shares is more than one year.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

GENERAL

     This prospectus covers our offer and sale of up to 28,088,072 shares of common stock, pursuant to the rights offering described herein. In our amended and restated articles of incorporation, we are authorized to issue up to 80,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 2,500,000 shares are designated as Series A Cumulative Convertible Preferred Stock and 500,000 shares as Series B Preferred Stock. As of September 14, 2000, we had 18,725,381 shares of our common stock outstanding. No shares of preferred stock are currently outstanding. After completion of the rights offering, we will have a minimum of 32,725,381 shares, and a maximum of 46,813,453 shares of common stock outstanding.

     The following description of our common stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation, bylaws and applicable law. These documents have been filed as exhibits to the registration statement, of which this prospectus is a part.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to share in any and all dividends that our board of directors, in its discretion, declares from funds legally available for that purpose. Historically we have not declared dividends and do not intend to do so for the foreseeable future. In the event of our liquidation or dissolution, the holders of common stock are entitled to participate in and share pro rata in the assets available for distribution to stockholders. Any distribution would be subsequent to payment of our liabilities and may be subject to any preferential rights of any preferred stock or other senior security then outstanding. Except for the subscription rights with respect to the rights offering and as described below, the holders of common stock have no cumulative voting, preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock or senior securities which we may designate in the future. Our common stock is traded on the Nasdaq National Market System under the trading symbol MAXI.

RESTRICTIONS ON TRANSFER OF OUR COMMON STOCK

     At the 2000 annual meeting, our shareholders approved an amendment to our certificate of incorporation that prohibits transfer of our capital stock, unless approved by our board, to the extent the transfer would cause the ownership interest of the transferee or any other person to equal 5% or more of our fair market value; or increase the ownership interest of the transferee or any other person where such transferee's or other person's ownership interest equalled 5% or more of our fair market value before the transfer. This amendment will take effect prior to the effectiveness of the rights offering. This amendment may be utilized to prohibit acquisitions of 5% or more of our common stock, without the approval of our board, by any shareholder through the exercise of basic or over-subscription rights in the rights offering. The purpose of this certificate of incorporation amendment is to allow us to minimize the chance of an "ownership change" as defined by the tax code in order to preserve our significant accrued tax benefits.

     Although it was not principally intended for this purpose, this amendment could have an anti-takeover effect by prohibiting shareholders from increasing their ownership interest to 5% or more and prohibiting any increase in the ownership interest of shareholders already holding 5% or more of our fair market value. These limitations could enable our board to render more difficult or discourage a hostile transaction to take control of us. The presence of these limitations could also discourage unsolicited takeover attempts, thereby limiting the opportunity for our shareholders to realize a higher price for their shares than would be generally available in the public markets. Our board is not aware of any attempt, or contemplated attempt, to acquire control of us, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

     The amendment is also not intended to supercede or terminate our shareholders rights plan. Our shareholders rights plan does not prohibit transfer of our common stock; rather it is an anti-takeover device triggered by certain acquisitions of our common stock. Because the restrictions on transfer imposed by the charter amendment may be waived at our board's discretion, if we are faced with a hostile transaction to take control of us, our board may choose to permit only the shareholder rights plan to operate and not the restrictions imposed by the amendment.

SHAREHOLDERS RIGHTS PLAN

     In February 1998, our board adopted the shareholders rights plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock to shareholders of record on March 16, 1998. Each share of common stock issued after that date, including the shares of common stock being offered in this prospectus, until the designated distribution date as set forth in the shareholders rights plan and, in certain circumstances, shares of common stock issued after the distribution date, includes a preferred share purchase right. Except as set forth below, each preferred share purchase right, when it becomes exercisable, entitles the registered holder to purchase from us one five-hundredth of a share of our Series B Preferred Stock, $0.01 par value, at a price of $45.00 per one five-hundredth of a preferred share, subject to adjustment.

     The description and terms of the shareholders rights plan are set forth in a Rights Agreement, dated as of February 24, 1998, as amended on October 9, 1998 and June 6, 2000, with American Stock Transfer & Trust Company, as rights agent.

     Initially, the preferred share purchase rights will be attached to all certificates representing common stock then outstanding, and no separate certificates representing the preferred share purchase rights will be distributed. The rights agreement provides that the preferred share purchase rights will separate from the common stock and become exercisable upon the distribution date, which is the earliest to occur of:

     - the date of a public announcement that, without the prior consent of a majority of the disinterested directors, a person or group of affiliated or associated persons has acquired beneficial ownership of 5% or more of our outstanding common stock, except pursuant to a permitted offer, or owning 5% or more of our outstanding common stock acquires any additional common stock; or

     - 10 days or such later date as the board may determine following the commencement or announcement of an intention to make a tender or exchange offer, the consummation of which would result in a person or as set forth above, effectuating a transaction as described in the preceding item.

     Upon exercise, each holder of a preferred share purchase right will thereafter have the right to receive common stock or one five-hundredth of a share of preferred shares or, in certain circumstances, other securities of ours having a value, immediately prior to such triggering event, equal to two times the exercise price of the preferred share purchase right. Notwithstanding the foregoing, following the occurrence of one of the events described above, all preferred share purchase rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by an acquiring person, which is defined as any person or group acquiring beneficial ownership of 5% of our stock or any of their affiliates or associates, will be null and void.

     Any holder that had held in excess of 5% of the common stock as of June 6, 2000 has been "grandfathered" with respect to its then position. Disinterested directors are members of the board who are not officers or employees, acquiring persons or their affiliates, or any person proposed or nominated as a director by an acquiring person and certain other persons.

     The preferred share purchase rights will also become exercisable if any of the following occur:

     - We consolidate with, or merge into, an acquiring person or certain of the acquiring person's affiliates, or

     - Certain affiliates of an acquiring person or any other entity, if all holders of common stock are not treated alike in such transaction, consolidate with, or merge into us, other than certain reorganization transactions, or

     - We sell or otherwise transfer 50% or more of our assets or earning power to certain affiliates of an acquiring person or to any other entity, if all holders of common stock are not treated alike in such transaction.

     Upon exercise as provided immediately above, proper provision shall be made so that each holder of a preferred share purchase right, except preferred share purchase rights which previously have been voided, shall have the right to receive, common shares of the acquiring or surviving company or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred, having a value equal to two times the exercise price of the preferred share purchase right.

     The purchase price payable, and the number of preferred shares, common stock or other securities issuable upon exercise of the preferred share purchase rights are subject to adjustment from time to time to prevent dilution upon certain events.

     Preferred shares purchasable upon exercise of the preferred share purchase rights will not be redeemable, except at our election, for common stock. Each preferred share will be entitled to a dividend per share of 500 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled, after the payment of any liquidation preference on any other series of preferred stock, to $100 per share, plus the holders of the preferred shares and the holders of the common stock will share the remaining assets in the ratio of 500 to 1, as adjusted, for each preferred share and share of common stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 500 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     At any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the common stock, the board, with the approval of a majority of the disinterested directors, may exchange the preferred share purchase rights, other than the preferred share purchase rights owned by the acquiring person or certain of its associates, which shall have become void, at an exchange ratio of one share of common stock per preferred share purchase right, subject to adjustment. The board can substitute one five-hundredths of a preferred share for some or all of the common stock per preferred share purchase right.

     At any time prior to the earlier to occur of a person's becoming an acquiring person or the expiration of the preferred share purchase rights, and under certain other circumstances, we may redeem the preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right.

     Additionally, subsequent to the date of public announcement by a person or group that they are an acquiring person, we may redeem the then outstanding preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. This redemption must be in

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

connection with a merger or other business combination transaction or series of transactions involving us in which all holders of common stock are treated alike but not involving an acquiring person or its affiliates or associates. This redemption right will not exist for 180 days following the date of public announcement by the acquiring person under certain circumstances.

     All of the provisions of the rights agreement may be amended by the board, with the approval of a majority of the disinterested directors, prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of preferred share purchase rights, excluding the interests of any acquiring person, or, subject to certain limitations, to shorten or lengthen any time period under the rights agreement.

     Until a preferred share purchase right is exercised, the holder of the right, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the preferred share purchase rights will not be taxable to our shareholders, shareholders may, depending upon the circumstances, recognize taxable income should the preferred share purchase rights become exercisable or upon the occurrence of certain events thereafter.

ANTI-TAKEOVER PROVISIONS

     Because we are incorporated under the laws of the state of Delaware, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. For purposes of
Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15 percent or more of the corporation's voting capital stock.

     The provisions of our shareholders rights plan and Delaware law are intended to encourage potential acquirers to negotiate with us and to allow the board the opportunity to consider alternative proposals in the interest of maximizing shareholder value. These provisions, and the restrictive charter amendment described above, however, may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may have an adverse effect on our stock price.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock, and the subscription agent in the rights offering, is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

     The legality of the securities in this rights offering has been passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Maxicare Health Plans, Inc. appearing in Maxicare Health Plans, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's home page located at http://www.sec.gov or you may read and copy any document at the SEC Public Reference Rooms located at:

        405 Fifth Street, N.W., Room 1024 Washington, D.C. 20549-1004;

        CitiCorp Center 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661; and

        Seven World Trade Center 13th Floor New York, New York 10048

Please call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with them, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     Our Form 8-K Report dated September 5, 2000,

     Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, and

     Our Annual Report on Form 10-K for the year ended December 31, 1999.

     We are delivering with this prospectus a copy of our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. You may request a copy of any other filings incorporated in this prospectus by reference at no cost, by writing or telephoning us at the following address:

       Maxicare Health Plans, Inc.
       1149 South Broadway Street
       Los Angeles, CA 90015
       213-765-2000
       Attn: Joseph White

You may also direct your requests via e-mail to jwhite@Maxicare.com.

     If you have any questions concerning the rights offering or need additional copies of this prospectus, the subscription certificate or the subscription materials or otherwise need assistance, please contact the information agent for the offering:

       MacKenzie Partners, Inc.
       156 Fifth Avenue
       New York, New York 10010
       800-322-2885 (toll-free) or (212) 929-5500 (call collect)

     Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY OF THESE JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Use of Proceeds.......................   10
Determination of Offering Price.......   10
Plan of Distribution..................   10
Certain Federal Income Tax
  Considerations......................   15
Description of Securities to be
  Registered..........................   17
Legal Matters.........................   20
Experts...............................   20
Where You Can Find More Information...   21

     UNTIL OCTOBER 9, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                               28,088,072 SHARES

                                    MAXICARE
                               HEALTH PLANS, INC.

                                  COMMON STOCK

                                $1.00 PER SHARE
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               September 14, 2000

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